FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 13, 2004

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant's name into English)

Suite 1188 - 550 Burrard Street Vancouver, British Columbia V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: October 13, 2004	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 04-11 October 13, 2004

EXPLORATION UPDATE - TURKEY

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado”, the “Company”, or “we”) is pleased to present this update on its exploration activities in Turkey.

During 2004 we have been active in all three of our main exploration areas - the Western Pontides, the JV areas and in Biga Peninsula.  The main focus to date has been on the Western Pontides and the JV areas (See Figure 1).

Western Pontides

Eldorado, through its 100% owned subsidiary Tüprag Metal Madencilik San ve. Tic. Ltd. Sti. (“Tüprag”), currently controls 145,200 hectares in 42 exploration licenses in the Western Pontides.  These licenses were acquired by application and auction and are 100% owned by Tüprag.

The targets in this area are large, bulk tonnage, high sulfidation-type precious metal systems and low sulfidation-type precious metal vein systems.  Tüprag has focused its attention on areas within the Pontide volcanic arc where intrusive/volcanic complexes are found with associated alteration in the overlying volcanic rocks.  During 2004, we have concentrated on three areas: the Koyulhisar District, Toplak Tepe and the AT Project.  The other claim blocks (10 areas) will be the subject of a reconnaissance program in 2005.

Koyulhisar District

In the Koyulhisar District, Tüprag controls 60,893 hectares in 14 exploration licenses, in areas where late Cretaceous-early Tertiary rocks intrude similar age volcanics.  Argillic alteration is widespread on the Tüprag concessions.  Tüprag was initially attracted to this area due to a concentration of stream sediment anomalies and historic mining activity in the district.  The Koyulhisar property package partially surrounds prospective land containing high sulfidation-type gold targets recently optioned by Barrick Gold (See Figure 2).

KK Zone
Trend of Intense silicification
"S" Anomaly
Low sulfidation target
Au anomlies in soil
Low sulfidation stockwork-vein target
N
0
800m
Legend
Rock chip Au 0.1-1.0 g/t
Stream sediment Au 0.1-1.0 g/t
Au soil anomaly

Figure 2. Koyulhisar Area

Work to date at Koyulhisar has defined two areas of specific interest, referred to as the KK Zone and the S Zone.  It is emphasized that these areas occupy only a small part of the Koyulhisar District claim block and that the remainder of the block is virtually unexplored.

The KK Zone is a high sulfidation-type target that consists of a two-kilometer-long ridge of pervasive silicification, oxidation and local brecciation.  Argillic alteration is present at the base of the silica outcrops and rock chip sampling has shown values up to 1.8 g/t Au.  Tüprag’s plan for the remainder of 2004 is to systematically map and sample outcrops and road cuts on the ridge to provide drill targets for 2005.

The S Zone lies directly southeast of the KK Zone, and consists of a strong gold geochemical soil anomaly.  The anomaly is 150 meters topographically lower than the KK Zone and measures approximately 1,200 meters east-west and 800 meters north-south.  Outcrop is generally limited over this anomaly, but where exposed, consists of a quartz veinlet stockwork with abundant quartz alunite float.

Tüprag has commenced with the permitting of three trenches designed to cross the heart of the S Zone geochemical anomaly.  These trenches will be mapped and sampled in detail, with results expected by the end of the quarter.  Based on the results, drill targets will be established for 2005.

Toplak Tepe

Toplak Tepe consists of one exploration license of 1,671 hectares.  The targets at Toplak Tepe area are both disseminated, bulk tonnage mineralization and high-grade feeder zones beneath a massive barite deposit that was mined during the 1990’s (See Figure 3).

Figure 3 TOPLAK TEPE PROJECT

Outline of Au Geochemical Anomalies
Barite Open Pit
Altered Volcanics (Dacitic domes)
Limits of Stockwork Mineralization
Regional Trend of Volcanic Doming
N
-250
0
250
500

Stockwork mineralization is hosted in altered dacitic volcanics and sub-volcanic intrusives, the same units that host VMS deposits in the region, most notably Cayeli (Inmet) and Cerrateppe (Inmet-Teck Cominco).  The extent of the stockwork zone is at least 1,500 meters long and 450 meters wide, and is surrounded by a hydrothermally altered zone consisting of silicification, seritization and argillic alteration.

Rock chip sample results in the stockwork zone range from 0.3g/t to 19.6g/t Au.  Planned work for early 2005 will consist of detailed mapping and sampling, along with road building to provide access for drilling later in the year.  The primary drill target will be high-grade feeder zones underneath the barite cap.

AT Project

The AT Project consists of six exploration licenses totaling 20,800 hectares.  Originally, the target in the district was a bulk tonnage, high sulfidation system.  However, geochemical soil sampling and surface reconnaissance have led to an area of pre-modern open pit mining activity, presumably for high-grade gold and silver in low sulfidation veins.

Based on the configuration of the old workings and the coincident geochemical anomalies, there appears to be at least three sub-parallel structures, the longest of which can be traced for over three kilometers.  It is our plan to sample intermediate soil lines to better define the mineralization, followed by an initial drill program this year designed to test the main structures, using the geochem and old workings as a guide.  Depending upon the results of the preliminary drilling, a more comprehensive drilling program will be prepared in 2005 (See Figure 4).

Figure 4 AT PROJECT

Qtz-alunite Alteration
N
Silicification
Structural trend mapped in field, coincident with geochemical anomaly and ancient workings
Argillic Alteration
Au Geochemical Anomalies
Old Workings
-1000
0
1000
2000

JV Projects

The Company’s 50-50 Joint Venture consists of 27 licenses covering a total of 58,642 hectares.

Work on the JV in 2004 concentrated on the AS property, which has two exploration licenses covering approximately 8000 hectares (See Figure 5).

Figure 5

AS Project
N
10 ppb Au
50 ppb Au
25 ppb Au
0
200
400
meters
Legend
Tourmaline veins and dissemination
Quartz flooding and veining
Rock samples with 0.1 to 0.6 g/t Au
Soil Geochem. Anomalies
> 10 ppb Au
> 25 ppb Au
> 50 ppb Au

The AS property was discovered during a reconnaissance program in 2001 and 2002.  The target is a porphyry-style Au-Mo-Cu deposit.  The geology consists of mid to late Tertiary multiple intrusives into Paleozoic metamorphic rocks and earlier Tertiary volcanics.  Porphyry-style stockwork mineralization is located in the intrusives, with quartz tourmaline alteration present in the intrusives and quartz alunite alteration present in the volcanics.  Coincident with the mineralization and alteration is a well-defined Au-Cu-Mo soil anomaly that defines a “bull’s eye” target over the most altered and mineralized intrusive.  The surface extent of this anomaly is approximately 1,500 meters east-west by 600 meters north-south.  Tüprag is encouraged by this property due to the similarity in alteration styles when compared with the Kisladag Project.

The planned work program for the remainder of the 2004 will be the permitting and construction of six kilometers of roads through the center of the anomaly for mapping, sampling and drill access.  Results from the sampling will guide the drill program for 2005.

Biga Peninsula

Due to the high level of activity in the Pontides and in the JV areas this year, the licenses in the Biga Peninsula were given a lower priority in 2004.  Early drilling results at Keditasi were insufficient to warrant further work this year.  Additional drilling may be planned for 2005.  Tüprag controls 25 exploration licenses covering 38,244 hectares in Western Turkey.  Reconnaissance work will continue in 2005.

Norman Pitcher, P. Geo., and Vice President Exploration and Corporate Development, Eldorado Gold Corporation is the Qualified Person under NI 43-101 responsible for the exploration program and has verified the data disclosed in this news release.

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey; two countries that we believe have substantial geological potential.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado’s properties and expectations of growth.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188 – 550 Burrard St.,

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com